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AB 3/27/06

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 65590

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EMPI RICAL RESEARCH PARTNERS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

477 Madison Avenue   23rd Floor

(No. and Street)

New York   NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Goldstein   212-803-8010

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,   New York,   NY   10036

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid *OMB* control number

OATH OR AFFIRMATION

I, __Michael Goldstein__ _____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Empirical Research Partners LLC__ _____, as of

__December 31__ _____, 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

SANDY WOOD
NOTARY PUBLIC STATE OF NY
QUEENS COUNTY NO. 01WO6064609
COMMISSION EXPIRES: 9/25/09

_____ Signature

Managing Partner

_____ Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

EMPIRICAL RESEARCH PARTNERS, LLC

CONTENTS
December 31, 2005



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
Empirical Research Partners, LLC

We have audited the accompanying statement of financial condition of Empirical Research Partners, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Empirical Research Partners, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 13, 2006

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com

NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS

EMPIRICAL RESEARCH PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and Cash Equivalents	$19,029,814
Receivable from Clearing Brokers	1,337,107
Commissions Receivable	465,081
Property, Equipment and Leasehold Improvements, at cost - net of accumulated depreciation and amortization of $394,797	609,755
Prepaid Expenses and Other Assets	852,102
Total Assets	**$22,293,859**

LIABILITIES AND MEMBERS' EQUITY

Liabilities - accrued expenses and other liabilities	$ 8,337,910
Total liabilities	8,337,910
Members' Equity	13,955,949
Total Liabilities and Members' Equity	**$22,293,859**

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:	Empirical Research Partners, LLC (the "Company") is a limited liability company formed pursuant to and in accordance with the Delaware Limited Liability Company Act. The Company commenced operations in 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company prepares research in the areas of portfolio strategy, quantitative modeling for stock selection and money management business strategy which is provided to institutional investors. These include mutual funds, banks, insurance companies, pension funds and hedge funds. The Company is compensated for its research in three ways:

1. Commissions earned on transactions in which the Company acts as an introducing broker. The Company shares in this revenue with its four clearing brokers.

2. Payments from other brokerage firms representing the transfer of commissions as directed by its clients.

3. Payments directly from clients.

For category one, revenue is recognized on a trade-date basis, while in categories two and three, it is recognized when the research is utilized by the customer and the customer advises the Company of its usage.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by the Managing Member.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all its customer transactions, which are not reflected in this financial statement to its clearing brokers, which maintain the customers' accounts and clear such transactions.

Property, equipment and leasehold improvements, is stated at cost less accumulated depreciation and amortization. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe it is exposed to any significant credit risk on cash.

The Company considers all highly instruments with maturities of three months or less when purchased liquid to be cash equivalents.

As a limited liability company, the Company is not subject to federal or state income taxes. The Company's income or loss is reportable by its Members on their personal income tax returns. The Company is subject to and has provided for New York City unincorporated business tax.

2. RECEIVABLE FROM CLEARING BROKERS:

The clearing and depository operations for the Company's security transactions are provided primarily by four brokers pursuant to clearance agreements. At December 31, 2005, the amount receivable from clearing brokers represents commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customers' accounts introduced by the Company. At December 31, 2005, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Property, equipment and leasehold improvements consists of the following:

		Estimated Useful Life
Furniture and fixtures	$ 138,350	7 years
Equipment	184,734	3 years
Leasehold improvements	681,468	Lease term
	1,004,552	
Less accumulated depreciation and amortization	394,797	
	$ 609,755	

4. EMPLOYEE BENEFIT PLAN:

In 2005, The Company adopted a 401(k) retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum allowed by law. The Company may make employer profit-sharing contributions that are determined by the Managing Member according to a discretionary formula in an amount determined each year. Participants are at all times fully vested in their contributions, and the Company's profit-sharing contributions are vested immediately.

5. COMMITMENT: The Company leases office space under a noncancelable lease expiring in September 2012. Future minimum annual lease payments are as follows:

Year ending December 31,

2006	$ 243,810
2007	246,645
2008	255,150
2009	255,150
2010	255,150
Thereafter	446,513
	$1,702,418

The lease contains provisions for escalations based on increases in certain costs incurred by the lessor.

Other assets include a certificate of deposit which collateralizes a letter of credit for the benefit of the landlord, in the amount of $121,905.

6. NET CAPITAL REQUIREMENT: As a broker-dealer and member organization of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2005, the Company had net capital of $10,719,165, which exceeded its requirement of $555,861 by $10,163,304.



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Members of
Empirical Research Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Empirical Research Partners, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

0

1185 Avenue of the Americas   Suite 500   New York, NY 10036-2602
TEL 212 372 1800   FAX 212 372 1801   www.ggkllp.com
NEXIA INTERNATIONAL IS A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING AND CONSULTING FIRMS



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Empirical Research Partners, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 13, 2006